Mail Stop 3561

January 6, 2006

Christopher Crupi
President
Paramount Gold Mining Corp.
237 Argyle Avenue, Suite 100
Ottawa, Ontario
Canada

> **Re: Paramount Gold Mining Corp.**
> **Form 10-SB, as amended**
> **Filed December 20, 2005**
> **File No. 0-51600**

Dear Mr. Crupi:

    We have reviewed the above filing and have the following additional comments. Where indicated, we think that you should revise your Form 10-SB in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Feel free to call us with any questions at the telephone numbers listed at the end of this letter.

General

1.   You still incorrectly list "None" under securities to be registered under Section 12(g). Please see the general instructions for the use of Form 10-SB, which states that the form is used to register a class of securities under Section 12(b) or (g) of the Exchange Act.

2.   Your response to prior comment 2 indicates that your filing contains updated financial statements for the quarter ended September 30, 2005; however, there are no such

financials included in the filing. Please advise why you have not done so and whether
you have represented that your company is a public company to potential private
investors. Please update your financial statements in the next amendment to Form
10-SB. Refer to Item 310 (g) of Regulation S-B.

Part I

We note your response to prior comment 4, however, your references to the Securities
Act and Exchange Act sections concerning the safe harbor for forward-looking
statements are not appropriate. Section 27A of the Securities Act and Section 21E of the
Exchange Act apply only to a forward-looking statement made by an issuer that meets the
requirements as set forth in those Sections. Therefore, the forward-looking statements
contained in your filing are not considered forward-looking statements within the
meaning of either Section 27A or Section 21E. Please remove.

Item 1

Description of Business

3.   Please see prior comment 6 and move your disclosure that there is no assurance that a
        commercially viable mineral deposit exists on any of your properties to the first
        paragraph of this section so that investors can better understand what the significance is
        of being an exploration stage company.

4.   The description you have added concerning the San Miguel property is difficult to
        understand. For example, we note the disclosure that "[a]t San Miguel, host rocks
        include tertiary age andesite agglomerates, flow and tuffs that have been intruded by
        hyperbysal rhodacitic bodies." Please explain the significance of this and the rest of your
        description of the San Miguel property and your other properties.

5.   We note your disclosure that you have "conducted a sampling program at San Miguel,"
        however, please disclose which Phase of the exploration process you are engaged in at
        this time and how much you have spent to date on these exploration activities. Please
        revise throughout to clearly state the current status of each property. Also, for each of
        your properties, disclose the expected timing for each phase of the exploration process.

6.   We note your disclosure that "[n]o reserves exist on the property, however, a mid 1970s
        drill program did outline an 850,000 tonne resource averaging 4.5 ounce per tonne
        silver." Please see prior comment 11 and simply state whether there are known reserves.
        Your disclosure regarding the 1970s finding appears to indicate this is a positive finding
        regarding whether there are reserves, however, the significance of that finding is unclear.
        Please revise to clarify.

7.   We note that you have not yet entered into a definitive agreement regarding the Linda

property. Please address whether you expect the expected definitive terms to differ from the terms in the letter of intent.

8.   Your statement that you have "no real competitors . . ." is unclear, particularly since you state that there are other exploration companies in the areas surrounding your projects. Please revise to clarify.

9.   We cannot locate your letter of intent dated December 8, 2005 with Drilling Consultants that you indicate is filed as Exhibit 10.3. Please file this letter of intent or advise. In this regard, we note that you have included detailed terms of a letter of intent and a purchase agreement in your business section. Please revise to include a summary of only the material terms of your agreements with Drilling Consultants rather than merely listing all of the terms and please clearly disclose the status of this agreement. Also, it appears that the purchase agreement was entered into based on the terms in the letter of intent, therefore, it is unclear why you have also included the terms in the letter of intent.

10.   We note that you have copied your letter of intent agreement with American Stellar into your business section. Because the letter of intent is already attached as an exhibit to your Form 10-SB, please revise to summarize the material terms in your business section and clearly state the status under this agreement. For example, please disclose what payments have been made under this agreement.

Status of Work Program at San Miguel (as of December 12, 2005)

11.   We note your disclosure in the last paragraph under your San Antonio-El Carmen subsection, however, please revise to clearly state the significance to investors of the results you disclose for each of these areas at San Miguel. Please revise to clearly state the significance of the results you describe regarding your other properties.

Regulation

12.   We note the disclosure you have added in response to prior comment 15, however, revise to clarify what the process, including the timing, is for obtaining these permits.

Liquidity

13.   We note your disclosure that "proceeds from this total financing of $817,750 shall be sufficient to fund operations until the end of January 2006." Please clarify what are your specific liquidity commitments in the next twelve months and how you intend to fund them. For example, please disclose how you define "long-term." Also, we note your disclosure that "Paramount has budgeted $1,000,000 for a drilling program at San Miguel in Mexico, and $400,000 to fund a drilling program at Linda in Peru. Paramount has sufficient funds to complete pre-drilling work, including permitting, but will need to raise

additional funds before actual drilling . . ." Please disclose the timing of the $1,000,000 and $400,000 payments you expect to make and please revise to clearly state what you expect your capital requirements will be in the next twelve months.

Risk Factors

14.   Please add captions to the first and second risk factors that you added in response to prior comments 25 and 26, respectively. Please ensure that each caption clearly conveys the risk to investors and that you provide sufficient information in the text of each risk factor to explain the specific risk.

No ongoing mining operations

15.   Please see prior comment 27 and either briefly discuss the risk that would apply if you ever commence actual mining operations or delete this risk factor since this disclosure does not clearly state the risk to investors.

The Company is dependent upon key management

16.   It appears that you have provided the disclosure requested by prior comment 28, which related to your "[t]he Company is dependent upon key management" risk factor, under the subsequent risk factor. Please refer to prior comment 28 and include the disclosure requested under this risk factor caption.

Item 7. Certain Relationships and Related Transactions

17.   Please refer to prior comment 36 and disclose in greater detail how the terms of the issuance of the stock to Mr. Crupi were determined. In this regard, clarify who negotiated the terms on behalf of Paramount.

*   *   *   *

As appropriate, please respond to our comments within 10 business days, or tell us when you will provide us with a response. Please furnish a cover letter on EDGAR that keys your responses to our comments and provides us with any requested supplemental information. Detailed cover letters greatly facilitate our review. Understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Andrew Mew, Staff Accountant, at (202) 551-3377, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Staff Attorney, at (202) 551-3378, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director